

Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 39-XI dated June 11, 2008

Term Sheet to
Product Supplement No. 39-XI
Registration Statement No. 333-130051
Dated August 6, 2008; Rule 433

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$
Buffered Return Enhanced Notes Linked to the Financial Select Sector SPDR® Fund due February 26, 2010

General

- The notes are designed for investors who seek a return of twice the appreciation of the Financial Select Sector SPDR® Fund up to a maximum total return on the notes that will not be less than 21.50% or greater than 23.50% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index Fund declines by more than 15%, be willing to lose up to 85% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 26, 2010†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The terms of the notes as set forth in "Key Terms" below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 39-XI, supersede the terms in product supplement no. 39-XI. For example, the Initial Share Price will be determined by taking the closing price of the Index Fund on the pricing date and dividing it by the Share Adjustment Factor. In addition, the Final Share Price with respect to these notes **will not** be multiplied by the Share Adjustment Factor. You will be bound by these definitions even though the Initial Share Price and Final Share Price are defined differently in the accompanying product supplement no. 39-XI.
- The notes are expected to price on or about August 25, 2008 and are expected to settle on or about August 28, 2008.

Key Terms

Index Fund:	The Financial Select Sector SPDR® Fund ("XLF") (the "Index Fund")
Upside Leverage Factor:	2
Payment at Maturity:	If the Final Share Price is greater than the Initial Share Price, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Fund Return multiplied by 2, subject to a Maximum Total Return on the notes which will not be less than 21.50% or greater than 23.50% at maturity. For example, assuming the Maximum Total Return is 21.50%*, if the Index Fund Return is equal to or greater than 10.75%, you will receive the Maximum Total Return on the notes of 21.50%*, which entitles you to a maximum payment at maturity of $1,215 for every $1,000 principal amount note that you hold. Accordingly, if the Index Fund Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return: $1,000 +[$1,000 x (Index Fund Return x 2)] *The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 21.50% or greater than 23.50%. Your principal is protected against up to a 15% decline of the Index Fund at maturity. If the Final Share Price declines from the Initial Share Price by up to 15%, you will receive the principal amount of your notes at maturity. If the Final Share Price declines from the Initial Share Price by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Index Fund declines beyond 15% and your final payment per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 x (Index Fund Return + 15%)] *If the Final Share Price declines from the Initial Share Price by more than 15%, you could lose up to $850 per $1,000 principal amount note.*
Buffer Amount:	15%, which results in a minimum payment of $150 per $1,000 principal amount note.
Index Fund Return:	(Final Share Price – Initial Share Price) / Initial Share Price
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, divided by the Share Adjustment Factor.
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date.
Share Adjustment Factor:	1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 39-XI for further information about these adjustments.
Observation Date:	February 23, 2010†
Maturity Date:	February 26, 2010†
CUSIP:	48123LKC7

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-XI.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-16 of the accompanying product supplement no. 39-XI and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $45.00 per $1,000 principal amount note and may use a portion of that commission to pay selling concessions to other dealers of approximately $20.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be less than $45.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions that may be paid to other dealers, exceed $45.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-145 of the accompanying product supplement no. 39-XI.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

August 6, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-XI dated June 11, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-XI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-XI dated June 11, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208003043/e31925_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 39-XI and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Fund Return by 2, up to the Maximum Total Return on the notes. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 21.50% or greater than 23.50% (or not less than $1,215 or greater than $1,235 for every $1,000 principal amount note). Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of the notes is protected against a decline in the Final Share Price, as compared to the Initial Share Price, of up to 15%. If the Final Share Price declines by more than 15%, for every 1% decline of the Index Fund beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $150 for each $1,000 principal amount note.

- **DIVERSIFICATION OF THE FINANCIAL SELECT SECTOR SPDR® FUND** — The return on the notes is linked to the Financial Select Sector SPDR® Fund. The Index Fund is an exchange-traded fund that trades on the American Stock Exchange LLC, or AMEX, and is managed by SSgA Funds Management, Inc. ("SSFM"). The Index Fund seeks investment results that, before fees and expenses, generally correspond to the price and yield performance of publicly traded equity securities of companies in the financial services sector, as represented by the Financial Select Sector Index, which we refer to as the Underlying Index. The Underlying Index measures the performance of the financial services sector of the U.S. equity market, as defined by the S&P 500® Index. The Underlying Index includes companies in the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate, including real estate investment trusts. For additional information about the Index Fund and the Underlying Index, see "The Financial Select Sector SPDR® Fund" in the accompanying product supplement no. 39-XI.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-XI. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as "open transactions." Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the "constructive ownership transaction" rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), as discussed in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-XI, or as "contingent payment debt instruments."

  A "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the shares of the Index Fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. Holder, determined as if the U.S. Holder had acquired the Underlying Shares on the original issue date of the note at fair market value and sold them at fair market value on the Maturity Date (if the note was held until the Maturity Date) or on the date of sale or exchange of the note (if the note was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange, settlement or maturity of the note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, settlement or maturity of the note).

Although the matter is not clear, there exists a risk that an investment in the notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each note will equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of a note over (ii) the "net underlying long-term capital gain" such U.S. Holder would have had if such U.S. Holder had acquired a number of the Underlying Shares at fair market value on the original issue date of the note for an amount equal to the "issue price" of the note and, upon the date of sale, exchange, settlement or maturity of the note, sold such Underlying Shares at fair market value. Accordingly, U.S. Holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the possible U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge (as discussed above). While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly on a retroactive basis.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations in general and the possible impact of the notice described above in particular.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund or any of the equity securities held by the Index Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-XI dated June 11, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal in excess of $150 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Index Fund Return is positive or negative. Your investment will be exposed to any decline in the Final Share Price, as compared to the Initial Share Price, beyond the 15% buffer. Accordingly, you could lose up to $850 for each $1,000 principal amount note that you invest in.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index Fund, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 21.50% or greater than 23.50%.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities held by the Index Fund or included in the Underlying Index would have.

- **THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND** — Although shares of the Financial Select Sector SPDR® Fund are listed for trading on the AMEX and a number of similar products have been traded on the AMEX and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Financial Select Sector SPDR® Fund or that there will be liquidity in the trading market. In addition, SSgA Funds Management, Inc., which we refer to as SSFM, is the Financial Select Sector SPDR® Fund's investment adviser. The Financial Select Sector SPDR® Fund is subject to management risk, which is the risk that the SSFM's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, SSFM may invest up to 5% of the Financial Select Sector SPDR® Fund's assets in securities not included in the Financial Select Sector Index but which SSFM believes will help the Financial Select Sector SPDR® Fund track the Financial Select Sector Index, as well as in certain futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds).

- **THE PERFORMANCE OF THE INDEX FUND MAY NOT CORRELATE WITH THE PERFORMANCE OF THE UNDERLYING INDEX** — The Index Fund will generally invest in all of the equity securities included in the Underlying Index. There may, however, be instances where SSFM may choose to overweight another stock in the Underlying Index, purchase securities not included in the Underlying Index that SSFM believes are appropriate to substitute for a security included in the Underlying Index or utilize various combinations of other available investment techniques in seeking to track accurately the Underlying Index. In addition, the performance of the Index Fund will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index. Also, corporate actions with respect to the equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the AMEX and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index. For additional information about the variation between the performance of the Index Fund and the Underlying Index, see the information set forth under "The Financial Select Sector SPDR® Fund" in the accompanying product supplement no. 39-XI.

- **THE INDEX FUND IS CONCENTRATED IN THE FINANCIAL SERVICES SECTOR** — All or substantially all of the equity securities held by the Index Fund are issued by companies whose primary business is directly associated with the financial services sector. Financial services companies are subject to extensive government regulation, which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Any relaxation in such government regulation may have a positive effect on financial services companies. In addition, some financial services companies may recently have benefited from emergency government measures designed to prevent sudden and precipitous declines in the share prices of the financial services companies and improve the liquidity available to the financial services sector. The adoption of new measures, or the continuation, discontinuation or modification of existing measures aimed at protecting the share prices of financial services companies may have a positive effect on the value of the securities of financial services companies. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Consolidation in the financial services industry may lead to less competition, which may positively affect financial services companies. As a result, the value of the notes may be subject to greater volatility and be more likely to be affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **WE ARE CURRENTLY ONE OF THE ISSUERS OF EQUITY SECURITIES HELD BY THE FINANCIAL SELECT SECTOR SPDR® FUND AND INCLUDED IN THE UNDERLYING INDEX** —We are currently one of the issuers of the equity securities held by the Financial Select Sector SPDR® Fund and included in the Underlying Index. To our knowledge, we are not currently affiliated with any of the other issuers of equity securities held by the Index Fund or included in the indices underlying the Underlying Index. As a result, we will have no ability to control the actions of the issuers of such other equity securities, including actions that could affect the value of the equity securities held by the Index Fund or your notes. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the price of the Index Fund, the value of the Underlying Index or your notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED —** The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the closing price per share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index Fund;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks held by the Index Fund;
  - interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Index Fund trade and the correlation between those rates and the prices of shares of the Index Fund;
  - the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index Fund?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Initial Share Price of $22.00 and a Maximum Total Return on the notes of 21.50% (the low point of the range of 21.50% to 23.50%). The actual Maximum Total Return will be determined on the pricing date and will not be less than 21.50% or greater than 23.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Share Price	Index Fund Return	Total Return
$33.00	50.00%	21.50%
$30.80	40.00%	21.50%
$28.60	30.00%	21.50%
$26.40	20.00%	21.50%
$24.64	12.00%	21.50%
$24.37	10.75%	21.50%
$23.10	5.00%	10.00%
$22.55	2.50%	5.00%
$22.22	1.00%	2.00%
$22.00	0.00%	0.00%
$20.90	-5.00%	0.00%
$19.80	-10.00%	0.00%
$18.70	-15.00%	0.00%
$17.60	-20.00%	-5.00%
$15.40	-30.00%	-15.00%
$13.20	-40.00%	-25.00%
$11.00	-50.00%	-35.00%
$8.80	-60.00%	-45.00%
$6.60	-70.00%	-55.00%
$4.40	-80.00%	-65.00%
$2.20	-90.00%	-75.00%
$0.00	-100.00%	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $22.00 to a Final Share Price of $23.10. Because the Final Share Price of $23.10 is greater than the Initial Share Price of $22.00 and the Index Fund Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 21.50%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $22.00 to a Final Share Price of $19.80. Because the Final Share Price of $19.80 is less than the Initial Share Price of $22.00 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund increases from the Initial Share Price of $22.00 to a Final Share Price of $24.64. Because the Final Share Price of $24.64 is greater than the Initial Share Price of $22.00 and the Index Fund Return of 12% multiplied by 2 exceeds the hypothetical Maximum Total Return of 21.50%, the investor receives a payment at maturity of $1,215 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The closing price of one share of the Index Fund decreases from the Initial Share Price of $22.00 to a Final Share Price of $15.40. Because the Final Share Price of $15.40 is less than the Initial Share Price of $22.00 by more than the Buffer Amount of 15% and the Index Fund Return is negative 30%, the investor receives a payment at maturity of $850 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 15\%)] = \$850$$

Example 5: The closing price of one share of the Index Fund decreases from the Initial Share Price of $22.00 to a Final Share Price of $0. Because the Final Share Price of $0 is less than the Initial Share Price of $22.00 by more than the Buffer Amount of 15% and the Index Fund Return is negative 100%, the investor receives a payment at maturity of $150 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 15%, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 15\%)] = \$150$$

Historical Information

The following graph sets forth the historical performance of the Financial Select Sector SPDR® Fund based on the weekly closing price of one share of the Index Fund from January 3, 2003 through August 1, 2008. The closing price of one share of the Index Fund on August 5, 2008 was $22.54. We obtained the Index Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical closing prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price per share of the Index Fund on the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment in excess of $150 per $1,000 principal amount note.



Historical Performance of the Financial Select Sector SPDR® Fund

Source: Bloomberg